      As filed with the Securities and Exchange Commission on March 4, 1999
                                                Registration No. 333-___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                              MASTECH CORPORATION
             (Exact name of registrant as specified in its charter)

          Pennsylvania                                           25-1802235
(State or other jurisdiction of                               (I.R.S. Employer
        incorporation or                                     Identification No.)
         organization)

                               1004 McKee Road
                          Oakdale, Pennsylvania 15071
                                 412-787-2100
                       (Address, including ZIP code, and
                    telephone number, including area code,
                 of Registrant's principal executive offices)

                                Sunil Wadhwani
                    Co-Chairman and Chief Executive Officer
                              Mastech Corporation
                                1004 McKee Road
                         Oakdale, Pennsylvania  15071
                                 412-787-2100
                    (Name, address, including ZIP code, and
                    telephone number, including area code,
                             of agent for service)

                                   Copies to:

              Carl A. Cohen, Esq.                     Stephen F. Ritner, Esq.
             James J. Barnes, Esq.                         Steven & Lee
  Buchanan Ingersoll Professional Corporation     One Glenhardie Corporate Center
One Oxford Centre, 301 Grant Street, 20th Floor            P.O. Box 236
     Pittsburgh, Pennsylvania  15219-1410         Wayne, Pennsylvania  19084-4979
                 412-562-8800                              610-293-4979
               FAX 412-562-1041                          FAX 610-687-1384

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
 Title of Each Class of Securities                      Proposed Maximum      Proposed Maximum
         to be Registered              Amount to be    Offering Price per    Aggregate Offering    Amount of Registration
                                        Registered        Unit/(1)(2)/          Price/(1)(2)/              Fee/(2)/
--------------------------------------------------------------------------------------------------------------------------
       Common Stock, par value           1,095,001         $24.4375           $26,759,086.94             $7,439.03
           $.01 per share
==========================================================================================================================

(1) Estimated solely for purposes of calculation of the registration fee.
(2) Calculated in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of high and low sale prices of the Registrant's Common Stock on the Nasdaq National Market on February 25, 1999.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These Securities may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS

                    SUBJECT TO COMPLETION, DATED March, 1999

                                1,095,001 Shares

                              MASTECH CORPORATION

                                  Common Stock

                                 Par Value $.01

     This prospectus relates to the public offering which is not being underwritten, of up to 1,095,001 shares of our common stock. The common stock is held by some of our current shareholders who are listed on page 16. The selling shareholders obtained their shares on January 4, 1999, by virtue of a merger of AMB Acquisition Corp., an indirect wholly-owned subsidiary of Mastech, with and into The Amber Group.

     The prices at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our shares of common stock are quoted on the Nasdaq National Market under the symbol "MAST." The reported closing sale price for our common stock on March 3, 1999 was $24.75 per share.

     You should carefully review the "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered in connection with an investment in the common stock offered hereby.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Mastech, any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.


              The date of this Prospectus is March ________, 1999

                                    SUMMARY

     Mastech Corporation is a worldwide provider of information technology ("IT") services to large and medium-sized organizations. We provide our clients with a single source for a broad range of applications solutions and services, including client/server design and development, conversion/migration services, Year 2000 services, Enterprise Resource Planning package implementation services, Internet/intranet services and applications maintenance outsourcing. We provide these services in a variety of computing environments and use leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies. To enhance our services, we have formed business alliances with leading software companies such as Baan, Oracle, PeopleSoft and SAP. In addition, we have developed our own proprietary methodologies and tools, under the name SmartAPPS, that enhance the productivity of our Year 2000 and other services.

     Our revenues have grown from $13.5 million in 1991 to $390.9 million in 1998. During 1998, we provided IT services to over 900 clients worldwide in a diverse range of industries. These clients include AT&T, Citibank, EDS, IBM, Intel, Oracle and Wal-Mart. We set high standards for client responsiveness and project quality. A significant number of our clients have selected us on a recurring basis to provide additional services.

     We believe that the growth of the IT services industry offers us significant opportunities and we have developed a set of strategies that we believe differentiate us from our competitors. These strategies include: (i) the development of a global recruitment network through which we recruit and deploy qualified IT professionals from a number of countries to address the shortage of IT professionals in the U.S. and other developed countries; (ii) a focus on applications services including ERP package implementation, Year 2000 and Internet/intranet services; (iii) the development of proprietary technology, including an automated tool for Year 2000 code conversions and other programming language translations; (iv) international expansion to leverage the growing need for value-added IT services in areas outside the U.S.; and (v) the development of an extensive offshore software development infrastructure to provide cost advantages to clients that are increasingly short of resources.

     One of the key elements of our growth has been our ability to recruit and deploy, on short notice, experienced IT professionals on a worldwide basis. As of December 31, 1998, we employed approximately 4,800 IT professionals, over 65% of whom were in the U.S., with the remainder in Canada, Europe, the Middle East, Singapore, Japan, India and Australia. To support our growth and to meet the increased demand for IT professionals, we have embarked on an aggressive recruiting strategy, designed to significantly increase the number of IT professionals hired. We have also established a network of training centers at which we train new recruits in value-added technologies such as PeopleSoft, Oracle Applications, SAP, Java/HTML and Year 2000 solutions.

     In 1995, we began marketing our services in key international markets to meet the large and growing demand for IT services overseas and to serve our client base of large multinational corporations that need support on a global basis. In addition to offices in the U.S., we maintain international offices in Toronto, Singapore, London, Sydney, Tokyo, Amsterdam, Switzerland, Sweden and the Middle East. As a result of our expanding international operations, as of December 31, 1998, we had over 1,700 employees working with over 500 clients outside the U.S.

     To provide cost advantages to clients that are increasingly short of resources, we are investing in an extensive offshore software development infrastructure in India, including three state-of-the-art software development centers. The center in Bangalore, India has been operational for over a year and two additional centers are under development in Pune and Madras, India. We believe that this offshore infrastructure, with the ability to accommodate
1,500 IT professionals when complete, will represent one of the largest offshore presences in the industry. The Company maintains its principal executive offices at 1004 McKee Road, Oakdale, PA 15071. The Companys World Wide

Web address is www.mastech.com. The Company's Web site is not part of this Prospectus. The Company's telephone number is (412) 787-2100.

RECENT DEVELOPMENTS

     We recently issued on February 8, 1999 a press release announcing that our revenues for the twelve months ended December 31, 1998 were $390.9 million, a 63% increase over revenues of $240.4 million for the same period in 1997. Excluding one-time merger-related expenses, net income for the twelve month period of 1998 was $36.6 million or $.73 per diluted share which represents a per diluted share increase of 109% compared to net income of $16.1 million or $.35 per diluted share for the same period a year ago. After one-time merger related expenses, net income increased to $33.4 million or $.67 per diluted share, which represents a 91% increase over last year. These results have not yet been audited by our accountants.

     On January 29, 1999, we acquired all of the issued and outstanding stock of Global Resource Management, an information technology services firm located in Jacksonville, Florida. This transaction was accounted for as a cash purchase of shares.

     On January 8, 1999, we acquired all of the issued and outstanding stock of Direct Resources Scotland LTD, which was accounted for as a cash purchase of shares. Direct Resources Scotland Limited, located in Edinburg, Scotland, is an IT services firm focusing on the financial services industry.

     On January 4, 1999, we also acquired all of the issued and outstanding stock of The Amber Group in a merger transaction and in exchange for 1,095,001 shares of our common stock which was accounted for as a pooling of interests. The Amber Group became an indirect wholly-owned subsidiary of us and we plan to operate it in much the same way as it was operated prior to the merger.

     On October 28, 1998 the Company announced the acquisition of International MIS, Inc. ("IMIS"), a business and information technology consulting firm based in San Francisco, CA. IMIS provides the financial industry with high-level project management and business analysis consulting services. The acquisition was accounted for as a purchase. Operating results have been included in the Company's consolidated financial statements since the date of acquisition, but pro forma information has not been presented because it is immaterial.

REVOLVING CREDIT FACILITY

     Effective December 3, 1998, the Company entered into a $75.0 million revolving credit facility ("the Credit Facility"). This Credit Facility bears an interest rate equal at a rate per annum equal to a base rate which shall be adjusted by a change in the Prime rate or the Federal Funds Effective Rate or at the Company's option, at a rate equal to the sum of the Euro-rate plus an applicable Euro-rate margin. The Credit Facility contains certain restrictive covenants and financial ratio requirements which would limit distributions to shareholders and additional borrowings. There were no borrowings outstanding under this arrangement as of December 31, 1998. Average outstanding borrowings under this arrangement were approximately $161,000 for the year ended December 31, 1998.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this Prospectus before you decide to purchase our common stock.

     This Prospectus contains forward-looking statements and information relating to Mastech. We intend to identify forward-looking statements in this Prospectus using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements.

     These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve certain risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause such a difference include those discussed below.

                                ----------------

     Mastech(R) and SmartAPPS/SM/ are service marks of the Company. Windows(R) is a registered trademark of Microsoft Corporation. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

Failure to Recruit, Train and Retain Skilled IT Professionals Could Increase Costs or Limit Growth

     We need to recruit and retain highly trained professionals in order to deliver our IT services to our clients. Our continued success depends upon our ability to attract, develop, motivate and retain highly skilled IT professionals and project managers with the technical skills and experience necessary to deliver our services to our clients. The qualified IT professionals we require are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. We cannot be certain that we will be able to attract or retain the IT professionals that we seek. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on our business, operating results and financial condition.

     Historically, we have done most of our recruiting outside of the countries where the client work is performed. Accordingly, any perception among our IT professionals, whether or not well founded, that our ability to assist them in obtaining temporary work visas and permanent residency status has been diminished, could lead to significant employee attrition. In the first eight months of 1996, we experienced a higher than normal rate of employee attrition because we were experiencing delays in securing the first-stage approval for permanent residency status for our foreign employees working in the U.S. This attrition resulted in us incurring increased costs for IT professionals and a reduction in our revenue growth.

Impact of Government Regulation of Immigration Could Limit Growth

     We recruit IT professionals globally to create a workforce that can be deployed wherever required by our clients. As a result, we must comply with the immigration laws in the countries in which we operate, particularly the United States. As of December 31, 1998, approximately 37% of our worldwide workforce was working under H-1B temporary work permits in the United States. Government regulation limits the number of new H-1B permits that may be approved in a fiscal year. As of October 1998, the cap on H-1B visas permitted for the fiscal year is 115,000. This cap will remain at 115,000 for fiscal year 2000, drop to 107,500 in 2001 and revert to its original cap of 65,000 in 2002. If the limit is reached in any year, we may not be able to recruit enough IT professionals to meet our personnel requirements. This could materially affect our business. Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concern over the level of legal and illegal immigration into the United States. These concerns have often resulted in proposals aimed at reducing the number of work permits that may be issued. Any change making it more difficult for us to hire foreign nationals, or limiting our ability to retain foreign employees, could require us to incur additional unexpected labor costs and other expenses.

Variability of Quarterly Operating Results

     Our revenues and operating results can vary from quarter to quarter depending on a number of factors, including:

       - The timing and number of client projects commenced and completed during a quarter;

       -  The number of working days in a quarter;

       -  Employee hiring, attrition and utilization rates;

       -  Progress on fixed-price projects during a quarter;

       -  The consummation of acquisitions;

       -  The ability of clients to terminate engagements without penalty;

       -  General economic conditions.

     Because a high percentage of our expenses are fixed, such as personnel and facilities costs, a variation in revenues may cause a significant variation in our quarterly operating results and could result in losses. Also, our costs periodically increase due to the hiring of new employees and the making of strategic investments in infrastructure in anticipation of future opportunities for revenue growth.

Increasing Significance and Risks of Non-U.S. Operations

     Our international consulting and offshore software development operations accounted for approximately 28% of our total revenues for the twelve month period ended December 31, 1998. Our international operations and international business activities are subject to the following risks:

       -  Unexpected changes in regulatory environments;

       -  Foreign currency fluctuations;

       -  Tariffs and other trade barriers;

       -  Difficulty in managing international operations;

       - Potential foreign tax consequences, including repatriation of earnings;

       - Burden of complying with a wide variety of foreign laws and regulations;

       - Unexpected changes in the local and regional political climate and the possible reaction to those changes by the international community, including economic sanctions;

       - Risk of increased duties, taxes and governmental royalties;

       - Changes in laws and policies governing operations of foreign-based companies; and

       - Risk of a significant interruption in our ability to transmit data via satellite.

     Our international operations greatly depend upon business and technology transfer laws and related restrictions and upon continued development of technology infrastructure. We cannot be certain that our international operations will continue to be profitable or support our growth strategy.

     Although our ownership of a U.S. trademark registration covering the service mark "Mastech" gives us the presumption of ownership in the U.S. of the "Mastech" mark for the services identified in the registration, there can be no assurance that we are entitled to use the designation "Mastech" in all international operations and there is the possibility that third parties have superior rights to the "Mastech" mark (or similar marks) outside the U.S.

Exposure to Regulatory, Political and General Economic Conditions in India

     A significant element of our business strategy is to expand our offshore software development centers in Bangalore, Pune and Madras, India. As of December 31 1998, approximately 10% of our workforce was located in India. We benefit directly from certain incentives provided by the Indian government to encourage foreign investment, including tax holidays which are temporary exemptions from taxation on operating income granted by Indian Authorities and liberalized import and export duties. If the Indian government changes any of these incentives, it could negatively impact the profitability of our Indian operations.

     Although wage costs in India are significantly lower than in the U.S. and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on our business, operating results and financial condition.

We Operate in Highly Competitive Markets

     The IT services industry is highly competitive, undergoing consolidation and is served by many national, regional and local firms, all of which are either existing or potential competitors. Our primary competitors include Cambridge Technology Partners, Inc., IMR Global Corp., Keane, Inc., Whittman-Hart, Inc. and participants within a variety of market segments, including:

       -  Large accounting firms;

       -  Implementation firms;

       -  Software applications firms;

       -  Service groups of computer equipment companies;

       -  General management consulting firms; and

       -  Programming companies and temporary staffing firms.

     Many of these competitors have substantially greater resources and greater name recognition than we do. In addition, there are relatively few barriers to entry into our markets. We have faced, and we expect to continue to face, additional competition from new entrants into our markets. In addition, clients may increase their use of internal IT resources to satisfy their applications solutions needs instead of engaging us. Each of these competitive factors may limit our ability to increase prices commensurate with increases in labor costs which could result in reduced margins.

We cannot be certain that we will be able to compete successfully with existing or new competitors.

Concentration of Revenues; Risk of Termination

     We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of clients. Our five largest clients represented approximately 23% of revenues for the year ended December 31, 1998. EDS accounted for approximately 11% of our revenues for the year ended December 31, 1998. Most of our projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of substantial anticipated revenues and could require us to maintain or terminate a significant number of unassigned IT professionals, resulting in a higher number of unassigned IT professionals and/or significant termination expenses. The loss of any significant client or project could have a material adverse effect on our business, operating results and financial condition.

Failure to Properly Manage Growth Could Adversely Affect Our Business

     As a result of our internal growth and acquisition strategy, we have experienced a rapid increase in the number of branch locations, the number of employees and revenues. Since 1995, we have added offices in Canada, Singapore, Japan, the U.K., Australia, the Netherlands, the Middle East, Switzerland and Dallas, Texas. This rapid growth has placed significant demands on our managerial, administrative and operational resources. Effective management of our growth will require us to continue to improve our operational, financial and other management processes and systems and to quickly and efficiently to integrate acquired businesses. We cannot be sure that we will continue to grow or that we will be able to manage our growth.

Rapid Technological Change; Dependence on New Solutions

     The IT services industry is characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. Our success will depend in part on our ability to develop IT solutions that keep pace with changes in the IT services industry. There can be no assurance that we will be successful in addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services uncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition.

     A significant number of organizations are attempting to migrate business applications from a mainframe environment to advanced technologies, including client/server architectures. As a result, our ability to remain competitive will be dependent on several factors, including our ability to help existing employees maintain or develop mainframe skills and to train and hire employees with skills in advanced technologies. The failure to hire, train and retain employees with such skills could have a material adverse impact on our business. Our ability to remain competitive will also be dependent on our ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving from the mainframe environment to client/server or other advanced architectures. Our failure to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on our business, operating results and financial condition.

Dependence on Principals

     Our success is highly dependent on the efforts and abilities of Sunil Wadhwani and Ashok Trivedi, the Company's Co-Chairman and Chief Executive Officer and the Company's Co-Chairman and President, respectively. Although Messrs. Wadhwani and Trivedi have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that they will continue their employment with the Company or that such covenants will be enforceable. The loss of the services of either of these key executives for any reason could have a material adverse effect on our business, operating results and financial condition.

Risk of Preferred Vendor Contracts

     We are a party to several "preferred vendor" contracts and are seeking additional similar contracts in order to obtain new or additional business from large or medium-sized clients. Clients enter into these contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally result in lower margins. Although we attempt to lower costs to maintain margins, there can be no assurance that we will be able to sustain margins on such contracts. In addition, the failure to be designated a preferred vendor, or the loss of such status, may preclude us from providing services to existing or potential clients, except as a subcontractor, which could have a material adverse effect on our business, operating results and financial condition.

Failure to Properly Manage Acquisitions Could Adversely Affect Our Business

     We have expanded, and plan to continue to expand, our operations through the acquisition of additional businesses that complement our core skills and have the potential to increase our overall value. We may not be able to continue to identify and acquire businesses with which we are compatible. Acquisitions involve a number of special risks, including:

       -  Diversion of management's attention;

       -  Potential failure to retain key acquired personnel;

       -  Assumption of unanticipated legal liabilities and other problems;

       -  Difficulties integrating systems, operations and cultures;

       -  Amortization of acquired intangible assets; and

       -  Potential dilution of earnings per share.


     Since our initial public offering in December, 1996, we have made 7 acquisitions. We may not be able to profitably manage these acquired businesses or successfully integrate any acquired businesses without substantial expense, delay or other operational or financial problems. Our reputation is a valuable asset and performance problems and client dissatisfaction with an acquired firm could adversely affect our reputation. In addition, we cannot be certain that an acquired business will achieve anticipated revenues and earnings. Failure to manage our acquisition strategy successfully could have an adverse effect on our business.

Limited Protection of Intellectual Property Rights

     Our success depends in part upon certain methodologies we utilize in providing IT services to our clients. We have not registered copyrights to such methodologies, which may impair our ability to protect these methodologies. We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property.

     We enter into confidentiality agreements with our employees and limit the distribution of proprietary information. However, we cannot be sure that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights.

     The laws of certain foreign countries in which our products are, or may be, developed or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. This lack of protection may impair our ability to adequately protect our intellectual property.

     Although we do not believe that our products infringe on the rights of third parties, third parties may nevertheless make infringement claims against us in the future. Such claims may result in costly litigation or require us to obtain a license for such intellectual property rights.

Limited Trading History of Common Stock; Stock Price Volatility

     Our common stock first became publicly traded on December 17, 1996 after our initial public offering at $15 per share. On April 10, 1998, we effected a two-for-one stock split. Between December 17, 1996 and December 31, 1998, the closing sale price has ranged from a low of $5 3/4 per share to a high of $29 29/32 per share (adjusted to reflect the April 10, 1998 stock split). The market price of the common stock could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products and services we offer, announcements of new products and services by competitors, changes in the IT environment, changes in earnings estimates by analysts, changes in accounting principles, sales of common stock by existing holders, loss of key personnel and other factors. The market price for our common stock may also be affected by our ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against us could result in substantial costs and a diversion of management' s attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

Our Co-Chairmen's Share Ownership Provides Substantial Control Over Our Company

     Messrs. Wadhwani and Trivedi beneficially own approximately 60.6% of, and have voting power over approximately 42.3% of our common stock. Messrs. Wadhwani and Trivedi, as a practical matter, are able to elect the entire Board of Directors and to control or veto certain matters requiring shareholder approval, possibly excluding certain fundamental transactions such as a merger, consolidation or the sale of substantially all of our assets, which under our Articles of Incorporation requires the approval of the holders of 66 2/3% of the votes cast. Messrs. Wadhwani and Trivedi have entered into a shareholders agreement requiring each of them to vote their shares of common stock in favor of the other in the election of directors. The approval of the Government of India/Reserve Bank of India will be required for us to continue to own Mascot Systems Private Limited ("Mascot Systems") and Scott Systems Private Limited ("Scott Systems") if our ownership by persons of Indian origin, in the aggregate, falls below 60% (based on voting power). Our ability to raise additional capital by the issuance of our common stock or voting preferred stock or to sell control of the company to a third party or to use our common stock to acquire other businesses may be restricted if we are unable to obtain the required approval.

Demand for Year 2000 Services Will Decrease

     During the twelve month period ended December 31, 1998, we realized approximately 10% of our total revenues from Year 2000 engagements. We expect the number of Year 2000 engagements and revenues derived from such engagements to peak prior to calendar year 2000 as companies become Year 2000 compliant. To maintain our current level of operations, we will need to obtain revenue from other sources and types of engagements to replace the revenue lost due to the decline in Year 2000 engagements.

Anti-Takeover Provisions

     Certain provisions of our Articles of Incorporation, as amended and the Pennsylvania Business Corporation Law will effectively make it more difficult for a third party to acquire control of us by means of a tender offer or a proxy contest for the election of directors or otherwise. Our Articles of Incorporation contain provisions which: (i) classify the Board of Directors into three classes, with one class being elected each year; (ii) require the approval of holders of 66 2/3% of the votes cast on a proposal to amend the Articles of Incorporation, effect a merger or consolidation of the company, sell, lease or exchange all or substantially all of our assets or dissolve and wind-up our affairs, unless any such proposal is unanimously approved by all of our directors; and (iii) require the approval of four of the company's five directors for action by the Board of Directors. These provisions may have the effect of lengthening the time required for a person to acquire control of the company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for our common stock at a premium over the market price and may deter efforts to obtain control of the company.

Our Fixed-Price Projects Contain Cost Overrun Risks

     We undertake certain projects on a fixed-price basis, as distinguished from billing on a time-and-materials basis. We realized approximately 2.0% of our revenues from fixed-price projects during the twelve month period ended December 31, 1998. Significant cost overruns can occur if we fail to:

       -  Adequately estimate the resources required to complete a project;

       -  Properly determine the scope of an engagement; or

       - Complete our contractual obligation in a manner consistent with the project plan.

     The potential for costs overruns may be heightened if we act as a subcontractor on a fixed-price project, because we have a limited ability to control project variables and to negotiate directly with the ultimate client. We cannot be certain that any of our existing or future fixed-price projects will be profitable.

Potential Liability to Clients

     Many of our engagements, including Year 2000 projects, involve projects that are critical to the operation of our clients' businesses and provide benefits that may be difficult to quantify. We attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services. We cannot be sure that our attempts to limit liability will be successful. If we fail to meet a client's expectations in the execution of our services, it could result in an adverse change to our client's operations. This could give rise to claims against us or damage our reputation, which could adversely affect our business.

Absence of Dividends

     We do not anticipate paying any dividends on our common stock in the foreseeable future. Our ability to pay dividends is subject to the requirement of our revolving credit facility with PNC Bank that we satisfy certain financial covenants.

Forward-Looking Statements and Associated Risks

     Included in this Prospectus are various forward-looking statements, including, among others, the expected growth related to the Year 2000 problem, our goals and strategies, the importance and expected growth of the IT applications solutions market, the pace of change in the IT marketplace, the demand for IT services, our ability to capitalize on offshore investments and infrastructure, our goal to expand service offerings and to pursue acquisitions, and the ability to leverage Year 2000 engagements into additional contracts.

     These statements are forward-looking and reflect our current expectations. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in the economic and political environments, changes in technology and changes in the IT marketplace. In light of the many risks and uncertainties surrounding our operations and the IT marketplace, you should keep in mind that there can be no assurance that the forward-looking statements described in this Prospectus will transpire.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public through the SEC's site on the Internet's World Wide Web located at http://www.sec.gov. Our common stock is traded on the Nasdaq National Market and, as such, reports and other information concerning Mastech can also be inspected at the offices of the National Association of Securities Dealers, Inc., in Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed:

     --  Annual Report on Form 10-K, for the fiscal year ended December 31,
         1997;

     -- Quarterly Report on Form 10-Q for the quarterly periods ending March 31, June 30 and September 30, 1998; and

     -- The description of the Common Stock, which is registered under Section 12 of the Exchange Act, contained in the Company's registration statement on Form 8-A, filed with the Commission on November 19, 1996.

     -- All other reports and other documents filed by the Company since December 31, 1997, pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number: Mastech Corporation, 1004 McKee Road, Oakdale, Pennsylvania 15071, Attention: Jeffrey McCandless, Vice President of Finance, telephone: 412-787-2100. Our Internet address is http://www.Mastech.Com

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth, as of March 4, 1999, certain information regarding the beneficial ownership of common stock subject to resale under this Prospectus by each selling shareholder, and the shares which may be offered by each from time to time hereby. Each Selling Shareholder is employed by Mastech and is a former shareholder of Amber Group, Inc., which was acquired by Mastech on January 4, 1999. Unless otherwise indicated, each person has sole voting and sole dispositive power with respect to the shares he beneficially owns.


                                                       Beneficial Ownership
                               ------------------------------------------------------------------
                                                        Number of Shares
  Selling Shareholders         Prior to the Offering        Offered           After the Offering
-----------------------        ---------------------   -----------------   ----------------------
                                 Number    Percent                            Number    Percent
                               ---------  ----------                       ----------  ----------
Robert Detwiler                  407,888       37.25                            0          0
Michael P. Flaherty              407,888       37.25                            0          0
Jeffrey Doerzbacher               83,767        7.65                            0          0
Charles Ganse                     83,767        7.65                            0          0
Gary L. Keller, Jr.               83,767        7.65                            0          0
                               ---------  ----------                       ----------  ----------
             Total             1,067,077         100%
                               ---------  ----------


                             PLAN OF DISTRIBUTION

     The shares of common stock being offered by the Selling Shareholders or anyone to whom they legally transfer such stock may be sold from time to time in one or more transactions. Alternatively, a Selling Shareholder may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom they may act as agents.

     The Shares being offered by the Selling Shareholder(s) may be sold on the Nasdaq National Market or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Such prices will be determined by the Selling Shareholder or by agreement between the Selling Shareholder and underwriters or dealers.

     The Shares sold pursuant to this prospectus may be sold in or by (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and subsequent resale by such broker or dealer for its account pursuant to this prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchases, and (e) privately negotiated transactions. In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. A Selling Shareholder also may, from time to time with our consent, authorize underwriters acting as his agent to offer and sell his shares upon such terms and conditions as shall be set forth in any prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from a Selling Shareholder in amounts to be negotiated. Such underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales and any discounts and commissions received by them, and any profit realized by them on the resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act.

     In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus.

     The Selling Shareholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this prospectus.

     Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

     In order to comply with certain state securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such Shares, except in accordance with applicable laws. The Selling Shareholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder which may limit the timing of purchases and sales of those persons. The foregoing may affect the marketability of the Shares.

     Pursuant to certain contractual obligations, we have agreed to pay all the fees and expenses incident to the registration of the Shares , and up to $5,000 in the aggregate of fees and expenses of one law firm representing all of the Selling Shareholders. In addition, the company has agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) such time as all of the shares registered hereunder have been sold pursuant to this prospectus supplement or (ii) the second anniversary of the acquisition of the shares by the selling shareholders (on or about January 4, 2001). We have also agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. In addition, each of the Selling Shareholders has agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Carl A. Cohen, a shareholder of Buchanan Ingersoll Professional Corporation, owned 2,000 shares of Common Stock as of December 31, 1998.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated by reference in this prospectus as of December 31, 1997 and 1998 and for each of the three years ended December 31, 1997, 1996 and 1995 have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

     With respect to the unaudited interim financial information for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report of that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the Act.

================================================

    NO DEALER, SALESPERSON, OR ANY OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR
TO MAKE ANY REPRESENTATION NOT CONTAINED IN
THIS PROSPECTUS IN CONNECTION WITH THE OFFERING
MADE HEREBY, AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATION MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO
BUY, ANY OF THE SECURITIES OFFERED HEREBY IN
ANY JURISDICTION TO ANY PERSON TO WHOM IT IS
UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION
IN SUCH JURISDICTION. NEITHER THE DELIVERY OF
THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER,
SHALL UNDER ANY CIRCUMSTANCES CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE AFFAIRS OF THE COMPANY SINCE THE DATE
HEREOF OR THAT THE INFORMATION CONTAINED HEREIN
IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE
DATES AS OF WHICH SUCH INFORMATION IS
FURNISHED.


             ______________

           TABLE OF CONTENTS
                                           PAGE
                                           ----
SUMMARY..................................    2

RISK FACTORS.............................    4

WHERE YOU CAN FIND MORE INFORMATION......   11

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE...................   11

USE OF PROCEEDS..........................   12

SELLING SECURITY HOLDERS.................   13

PLAN OF DISTRIBUTION.....................   13

LEGAL MATTERS............................   14

EXPERTS..................................   14

===============================================

===============================================

             1,095,001 Shares




                 MASTECH
               CORPORATION



              Common Stock







             _______________

               PROSPECTUS

             _______________


                         , 1999
            -------------


===============================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The estimated expenses of this offering in connection with the distribution of the Common Stock being registered hereby, all of which are to be borne by the Registrant, are as follows:

     SEC registration fee                                    $ 7,439
     Accounting fees and expenses.......................     $ 1,000
     Legal fees and expenses............................     $ 7,500
     Printing...........................................     $   750
     Miscellaneous......................................     $ 1,500
                                                             -------
     Total..............................................     $18,189

Item 15.  Indemnification of Directors and Officers

     Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law ("PBCL") provides in general that a corporation may indemnify any person, including its directors, officers and employees, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the corporation) by reason of the fact that he or she is or was a representative of or serving at the request of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceeding if he or she is determined by the board or directors, or in certain circumstances by independent legal counsel or the shareholders, to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reason believe his or her conduct was unlawful. In the case of actions by or in the right of the corporation, indemnification is not permitted in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation except to the extent a court determines that the person is fairly and reasonably entitled to indemnification. In any case, to the extent that the person has been successful on the merits or otherwise in defense of any claim, issue or matter, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Subchapter D of Chapter 17 also provides that the indemnification permitted or required thereby is not exclusive of any other rights to which a person seeking indemnification may be entitled.

     Article 10 of the Company's Articles of Incorporation provides that the Company shall indemnify and hold harmless to the full extent not prohibited by law, as the same exists or may be amended, interpreted or implemented (but, in the case of any amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Company is permitted to provide prior to such amendment), each person who was or is made a party or is threatened to be made a party to or is otherwise involved in (as witness or otherwise) any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Company or otherwise (hereinafter, a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the heir, executor or administrator, is or was a director or executive officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise (including without limitation service with respect to employee benefit plans), or where the basis of such proceeding is any alleged action or failure to take any action by such person while acting in an official capacity as a director or executive officer of the Company, or in any other capacity on behalf of the Company while such person is or was serving as a director or executive officer of the Company, against all expenses, liability and loss, including but not limited to attorney's fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement (whether with or without court approval), actually and reasonably incurred or paid by such person in connection therewith. The right to indemnification is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding (or part thereof) or in enforcing his or her rights to indemnification in advance of the final disposition thereof promptly after receipt by the Company of a request therefor stating in reasonable detail the expenses incurred; provided, however, that to the extent required by law, the payment of such expenses incurred by a director or executive officer of the Company in advance of the final disposition of a proceeding shall be made only upon receipt of an undertaking, by or on behalf of such person, to repay all amounts so advanced if and to the extent it shall ultimately be determined by a court that he or she is not entitled to be indemnified by the Company.

     The Company has entered into employment agreements with Sunil Wadhwani and Ashok Trivedi, Co-Chairman and Chief Executive Officer and Co-Chairman and President, respectively, which entitle them to be indemnified in their capacities as directors, officers and controlling shareholders of the Company to the full extent not prohibited by law. The Company also has entered into a Shareholders Agreement with Messrs. Wadhwani and Trivedi pursuant to which the Company agrees to indemnify them against certain liabilities, including liabilities under the securities laws, that they may incur in connection with any offering effected pursuant to their registration rights under the Shareholders Agreement.

     The Articles of the Company also provide pursuant to Section 1713 of the PBCL that a director of Mastech shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless:
(1) the director has breached or failed to perform the duties of his/her office under Section 1712 of the PBCL (relating to standard of conduct and justifiable reliance); and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation on the personal liability of directors of Company does not apply to: (1) the responsibility or liability of a director pursuant to any criminal statute; or (2) the liability of a director for the payment of taxes pursuant to local, state or Federal law.

     The Company has purchased insurance insuring its directors and officers against certain liabilities which they might incur as directors or officers of the Company or of any other organization which they serve at its request, including certain liabilities under the Securities Act.

Item 16.  Exhibits

     The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.                                                                                    Reference          Page
-----------                                                                                -----------------  ------------
    5.01          Form of Opinion of Buchanan Ingersoll Professional Corporation.             Filed herewith         E-1
   23.01          Form of Consent of Arthur Andersen LLP.                                     Filed herewith         E-2
   23.02          Form of Acknowledgment of Arthur Andersen LLP.                              Filed herewith         E-3
   23.03          Consent of Buchanan Ingersoll Professional Corporation (included in its opinion).
   24.01          Power of Attorney (included on signature page).

Item 17.  Undertakings

         (a)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                   Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement (or the most recent post-effective amendment thereof); and

                (iii) To include in such prospectus any additional or changed material information on the plan of distribution contained in this Registration Statement.

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the success defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on March 4, 1999.


                                        MASTECH CORPORATION


                                    By:  /s/ Sunil Wadhwani
                                         ------------------------
                                         Sunil Wadhwani
                                         Co-Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Mastech Corporation, hereby severally constitute Sunil Wadhwani, Ashok Trivedi and Jeffrey McCandless, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Mastech Corporation to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       Signature                           Title                      Date
-----------------------------       ------------------------------   ------------
Principal Executive Officer:

  /s/ Sunil Wadhwani                Co-Chairman, Chief Executive     March 4, 1999
  ------------------                Officer and Director
    Sunil Wadhwani


Principal Financial Officer:

  /s/ Jeffrey McCandless            Vice President - Finance         March 4, 1999
  ----------------------            (principal financial officer)
    Jeffrey McCandless


Principal Accounting Officer:

  /s/ Neil M. Ebner                 Corporate Controller             March 4, 1999
  -----------------                 (principal accounting officer)
   Neil M. Ebner

  /s/ Ashok Trivedi                 Co-Chairman, President and       March 4, 1999
  -----------------                 Director
    Ashok Trivedi

  /s/ Ed Yourdon                    Director                         March 4, 1999
  --------------
    Ed Yourdon

  /s/ J. Gordon Garrett             Director                         March 4, 1999
  ---------------------
    J. Gordon Garrett

                                    Director                         March 4, 1999
  -----------------
    Michel Berty


                                 EXHIBIT INDEX

Exhibit No.                                                                             Reference            Page
-----------                                                                             ----------           ----
  5.01          Form of Opinion of Buchanan Ingersoll Professional Corporation         Filed herewith        E-1

 23.01          Form of Consent of Arthur Andersen LLP                                 Filed herewith        E-2

 23.02          Form of Acknowledgment of Arthur Andersen LLP                          Filed herewith        E-3

 23.03          Consent of Buchanan Ingersoll Professional Corporation (included in its opinion in Exhibit 5.01)

 24.01          Power of Attorney (contained in the signature page)

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